September 18, 2013

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

Tia L. Jenkins, Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Dear Sirs:

Re:

Radius Gold Inc.

Form 20-F for the Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-32556

Further to your letter of September 5, 2013, we respond to your comments on the Form 20-F for the year ended December 31, 2012 of Radius Gold Inc. (the “Company”), using the numbering system in your letter:

Information on the Company, page 6

B. Business Overview, page 6

1.

The Company confirms that it will include such disclosure as required by Item 4.B.8 of Form 20-F in future filings.

An example of the Company’s proposed future disclosure is as follows:

Mining operations and exploration activities are subject to various federal, state, and local laws and regulations.

The mineral projects in which the Company has an interest are located in Guatemala, Nicaragua and Mexico. The Company’s operations and exploration activities in these jurisdictions are subject to extensive federal, state, and local laws and regulations governing various matters, including:

•

environment protection;

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expropriations of property;

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restrictions on production;

•

exploration and development of mines, production and post-closure reclamation;

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management and use of toxic substances and explosives;

•

import and export controls;

•

price controls;

•

royalties and taxation;

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restrictions on repatriation of profits;

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regulations concerning business dealings with indigenous groups;

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labour standards and occupational health and safety; and

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historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. It is possible that future laws and regulations, amendments to existing laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of the Company’s properties.

Major Shareholders and Related Party Transactions, page 40

B. Related Party Transactions, page 40

2.

The Company confirms that it will include the disclosure required by Item 7.B of Form 20-F in future filings.

An example of the Company’s proposed future disclosure is as follows:

From January through March 2012, the Company paid to Mill Street Services Ltd. $5,000 per month for Simon Ridgway’s services as Chief Executive Officer of the Company.  Mill Street Services Ltd. is a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.  As of April 1, 2012, the fee was increased to $6,000 per month.

During the fiscal year ended December 31, 2012, the Company paid an aggregate of $280,917 to directors, officers and companies which have common directors with the Company for consulting, management and administrative services. This amount includes a $72,000 bonus paid to Mill Street Services Ltd. in recognition of the services of Simon Ridgway in completing the Company’s sale of its Nicaragua properties to B2Gold.

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company. During the year ended December 31, 2012, the Company reimbursed Gold Group a total of $63,532 for its share of general and administrative expenses. Pursuant to this shared services agreement, the Company provided Gold Group with a deposit of $60,000.

For all other related party transactions, refer to notes 8, 9, and 14 of the Company’s audited financial statements for the year ended December 31, 2012.

Disclosure Controls and Procedures, page 53

3.

The Company confirms that:

a)

The Company’s disclosure controls and procedures were effective, pursuant to the definition provided in your letter, as of December 31, 2012; and

b)

The Company will expand its disclosure in future filings to either include this full definition or to state its effectiveness in relation to disclosure controls and procedures as required by Item 15(a) of Form 20-F.

An example of the Company’s proposed future disclosure is as follows:

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. Based on that review and evaluation, management has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Changes in Internal Controls Over Financial Reporting, page 53

4.

The Company confirms that:

c)

There were no changes, material or otherwise, in our internal controls over financial reporting that occurred during 2012 that materially affected, or  are reasonably likely to affect, our internal controls over financial reporting; and

d)

The Company will modify its disclosure in future filings consistent with Item 15(d) of Form 20-F.

An example of the Company’s proposed future disclosure is as follows:

There has been no changes, material or otherwise, in the Company’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

In addition, we acknowledge that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

RADIUS GOLD INC.

Per:

    /s/ Simon Ridgway

Simon Ridgway,

Chief Executive Officer